Gary B. Wolff, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@nyc.rr.com

Mail Spot 3561

July 29, 2010

Erin Wilson

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Discount Dental Materials, Inc. (the “Company” or “Issuer”)

File No.: 333-166508

Dear Ms. Wilson:

As per our telephone conversation of today and with the understanding that somehow the Summary Executive Compensation Table edgarized on July 28, 2010 is not the proper table, we are again enclosing the revised draft of “Summary Executive Compensation Table” Section to conform to new SEC Release.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Sincerely,

/s/ Gary B. Wolff

Gary B. Wolff

Enclosure

cc:

Discount Dental Materials, Inc

Summary Executive Compensation Table

The following table shows, for fiscal year ended November 30, 2009 and the period December 17, 2007 (inception) to November 30, 2008, compensation awarded to or paid to, or earned by, our Chief Executive Officer (the “Named Executive Officer”).

SUMMARY COMPENSATION TABLE
Name and principal position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)	Total ($) (j)
R. Douglas Barton	2009	-	-	-	-	-	-	-	-
CEO	2008	-	-	-	-	-	-	(a) 9,000	9,000
(a) Consists of the issuance of founders' shares in exchange for the initial corporate formation and planning procedures performed by Mr. Barton.

There is no employment contract with our President at this time; nor are there any agreements for compensation in the future. Our President’s compensation has not been fixed or based on any percentage calculations. He has made all decisions determining the amount and timing of his compensation and has received the level of compensation each month that permitted us to meet our obligations. Mr. Barton’s compensation amounts will be more formalized if and when his annual compensation reaches $250,000.